

February 10, 2015

Via E-mail
Mr. Ian Kidson, Chief Financial Officer
Progressive Waste Solutions Ltd.
400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3, Canada

      Re: Progressive Waste Solutions Ltd.
               Form 40-F filed March 28, 2014
               File No. 1-34370

Dear Mr. Kidson:

We have reviewed your response dated January 28, 2015, and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

Form 40-F for the year ended December 31, 2013

Exhibit 99.2 MD&A

Critical Accounting Estimates, page 41

1. Please provide us with an update on the status of Step two of the impairment test of your U.S. northeast reporting unit, including a description of the method and results or an update on the remaining actions to be performed and the expected timing of completion, as applicable.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345, or Era Anagnosti at (202) 551-3369, with any other questions.

                             Sincerely,

                             /s/ Terence O'Brien

                             Terence O'Brien
                             Branch Chief